# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FREYR Battery, Inc. /DE/, CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6&8 EAST COURT SQUARE, SUITE 300, NEWNAN, Georgia (GA), 30263
Date of event which requires filing of this statement: 12/23/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-24-000548
Filed by CIK 0001541901
Persons authorized to receive notices and communications: Todd J. Kantor, Encompass Capital Advisors LLC, 200 Park Avenue, 16th Floor, New York, New York (NY), 10166, 646-351-8450

## Reporting persons
- Encompass Capital Advisors LLC (CIK 0001541901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,818,733; sole dispositive power 0; shared dispositive power 13,818,733; aggregate amount beneficially owned 13,818,733 (8.8% of the class)
  Comment: Includes (a) 13,463,268 shares of Common Stock and (b) 355,465 warrants, which are exercisable into shares of Common Stock.
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,599,716; sole dispositive power 0; shared dispositive power 9,599,716; aggregate amount beneficially owned 9,599,716 (6.1% of the class)
  Comment: Includes (a) 9,247,785 shares of Common Stock and (b) 351,931 warrants, which are exercisable into shares of Common Stock.
- Kantor Todd J. (CIK 0002021082): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,818,733; sole dispositive power 0; shared dispositive power 13,818,733; aggregate amount beneficially owned 13,818,733 (8.8% of the class)
  Comment: Includes (a) 13,463,268 shares of Common Stock and (b) 355,465 warrants, which are exercisable into shares of Common Stock. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FREYR Battery, Inc. /DE/
Address of issuer's principal executive offices: 6&8 EAST COURT SQUARE, SUITE 300, NEWNAN, Georgia (GA), 30263

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As further described in Item 4 below, pursuant to the Purchase Agreement, at the Closing, certain funds and accounts managed by ECA acquired 5,000,000 shares of Preferred Shares for $50.0 million.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 23, 2024, the Issuer completed the previously announced transactions contemplated under the Transaction Agreement entered into with the Seller on November 6, 2024 for the acquisition of all legal and beneficial ownership in the shares of capital stock of Trina Solar US Holding Inc., a Delaware corporation, which owns, directly or indirectly, all legal and beneficial ownership in the shares of capital stock of, or other ownership, membership or equity interest in (a) TUMH, (b) TUMA, (c) TUM 1, and (d) TUM 2 (the "Closing").

At Closing, in connection with the Issuer's efforts to finance in part the construction, commissioning and ramp-up related to the solar cell manufacturing facility to be developed by TUM 2, including general corporate purposes related to the assets to be acquired by the Issuer pursuant to the transaction, the Issuer issued a first tranche of 5,000,000 shares of its Preferred Shares to certain funds and accounts managed by ECA in exchange for $50.0 million pursuant to the terms of the Purchase Agreement. Following the Closing and at the Issuer's sole discretion upon proceeding to a final investment decision on TUM 2, the Issuer may issue an additional second tranche of 5,000,000 shares of Preferred Shares to such funds in exchange for $50.0 million.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 155,937,847 shares of the Issuer's common stock, par value $0.01 per share ("Common Stock") outstanding, which is the total number of Shares outstanding as of December 23, 2024, based on information received from the Issuer.

The ownership of each Reporting Person in this Item 5 includes the Shares issuable upon the exercise of warrants that are exercisable within 60 days.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. However, each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

A. ECA
Amount beneficially owned: 13,818,733 Shares
Percentage: Approximately 8.8%

B. ECP
Amount beneficially owned: 9,599,716 Shares
Percentage: Approximately 6.1%

C. Mr. Kantor
Amount beneficially owned: 13,818,733 Shares
Percentage: Approximately 8.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. ECA
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,818,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,818,733

B. ECP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,599,716
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,599,716

C. Mr. Kantor
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,818,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,818,733
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except for the acquisition of the Preferred Shares in connection with the Closing as further described in Items 4 and 6, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

## Signatures
- Encompass Capital Advisors LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (12/27/2024)
- Encompass Capital Partners LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (12/27/2024)
- Kantor Todd J.: /s/ Todd J. Kantor, Todd J. Kantor (12/27/2024)